UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                   SCHEDULE TO

         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                ----------------
                        WESTIN HOTELS LIMITED PARTNERSHIP
                            (Name of Subject Company)

                              KALMIA INVESTORS, LLC
                                (Name of Offeror)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                   960 377 109
                      (Cusip Number of Class Of Securities)

                                 Michael J. Frey
                            c/o Kalmia Investors, LLC
                         601 Carlson Parkway, Suite 200
                              Minnetonka, MN 55305
                                 (888) 323-3757
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Offeror)

                                 With a copy to:

                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                            Telephone: (212) 574-1200
                            Facsimile: (212) 480-8421

                                ----------------

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

                     TRANSACTION VALUATION:* $43,954,350.00
                         AMOUNT OF FILING FEE: $3,555.91

* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 79,917 UNITS AT A PURCHASE PRICE OF $550 PER UNIT OF LIMITED PARTNERSHIP INTEREST IN THE PARTNERSHIP. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS $80.90 PER ONE MILLION DOLLARS OF THE VALUE OF SUCH UNITS.

/ /  Check  the  box if any  part of the fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filling.

        Amount Previously  Paid:      Not Applicable
        Form or  Registration  No.:   Not Applicable
        Filing Party:                 Not Applicable
        Date Filed:                   Not Applicable

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  /X/ Third-party tender offer subject to Rule 14d-1
  / / Issuer tender offer subject to Rule 13e-4
  / / Going-private transaction subject to Rule 13e-3
  / / Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

This Tender Offer Statement on Schedule TO relates to the offer by Kalmia Investors, LLC, a Delaware limited liability company (the "Purchaser"), to purchase up to 79,917 units of limited partnership interest ("Units") of Westin Hotels Limited Partnership, a Delaware Limited Partnership (the "Partnership"), at $550 per Unit, without interest thereon, less the amount of any distributions declared or paid on or after July 7, 2003 in respect of that Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 24, 2003, and in the related Agreement of Sale (which, together with any amendments or supplements, constitute the "Offer"), copies of which are attached as Exhibits (a)(1)-1 and (a)(1)-2, respectively. Unitholders who tender their Units to us will not be obligated to pay the $50.00 transfer fee per transferring Unitholder charged by the Partnership, as this cost will be borne by the Purchaser. The 79,917 Units specified above constitute approximately 58.94% of the outstanding Units.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

The name of the subject company is Westin Hotels Limited Partnership (the "Partnership"), a Delaware limited partnership, and the address of its business office is 1111 Westchester Avenue, White Plains, New York 10604. The Partnership's telephone number is (800) 323-5888.

The information set forth in the "Introduction" and Section 7 ("Purpose and Effect of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

The information set forth in Section 11 ("Certain Information Concerning the Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

The information set forth in the "Introduction", Section 1 ("Terms of the Offer"), Section 2 ("Acceptance for Payment and Payment for Units"), Section 3 ("Procedures for Tendering Units"), Section 4 ("Withdrawal Rights"), Section 5 ("Extension of Tender Period; Termination; Amendment") and Section 6 ("Certain U.S. Federal Income Tax Considerations") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTION, NEGOTIATIONS AND AGREEMENTS.

The information set forth in Section 9 ("Past Contacts and Negotiations with General Partner") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE OFFEROR.

The information set forth in the "Introduction", Section 7 ("Purpose and Effects of the Offer") and Section 8 ("Future Plans") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in the "Introduction" and Section 11 ("Certain Information Concerning the Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The Purchaser has not directly or indirectly employed, retained or compensated anyone to make solicitations or recommendations in connection with this Offer. The Purchaser has not employed or used, nor will it employ or use, any employees or corporate assets of the Partnership in connection with this Offer.

The information set forth in the "Introduction" and Section 15 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

The Purchaser believes its financial condition is not material to a decision by a holder of Units whether to hold or sell its Units, or tender its Units pursuant to the Offer, because the consideration offered consists solely of cash and the offer is not subject to any financing conditions. As such, no financial statements of the Purchaser are part of this Schedule TO.

ITEM 11. ADDITIONAL INFORMATION.

The information set forth in the "Introduction," Section 7 ("Purpose and Effects of the Offer"), Section 9 ("Past Contacts and Negotiations with General Partner") and Section 14 ("Certain Legal Matters and Required Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

  (a)(1)-1    Offer to Purchase, dated July 24, 2003.
  (a)(1)-2    Agreement of Sale.
  (a)(1)-3    Cover Letter, dated July 24, 2003, from Purchaser to Unitholders.
  (a)(1)-4    Summary Publication of Notice of Offer dated July 24, 2003.
  (b)         Not applicable.
  (d)         Not applicable.
  (g)         Not applicable.
  (h)         Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      KALMIA INVESTORS, LLC

                                        By: Smithtown Bay, LLC
                                            Its Manager

                                        By: Global Capital Management, Inc.
                                            Its Manager


                                        By: /s/  Michael J. Frey
                                           -------------------------
                                           Name: Michael J. Frey
                                           Title: Chief Executive Officer

                                        Dated: July 24, 2003

                                  EXHIBIT INDEX

Exhibit Number           Description                        Page
--------------           ------------                       ------

(a)(1)-1                 Offer to Purchase, dated
                         July 24, 2003.

(a)(1)-2                 Agreement of Sale.

(a)(1)-3                 Cover Letter, dated
                         July 24, 2003, from Purchaser
                         to Limited Partners.

(a)(1)-4                 Summary Publication of Notice
                         of Offer dated July 24, 2003.

(b)                      Not applicable.

(d)                      Not applicable.

(g)                      Not applicable.

(h)                      Not applicable.

21919.0001 #418386v2